

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

<u>Via E-mail</u>
Andrew Brodkey, CEO
Titan Iron Ore Corp.
3040 North Campbell Ave., #110
Tucson, AZ 85719

> **Re: Titan Iron Ore Corp.**
> **Registration Statement on Form S-1**
> **Filed February25, 2013**
> **File No. 333-186826**

Dear Mr. Brodkey:

We have reviewed your registration statement and have the following comments. References to prior comments are to those in our letter dated February 1, 2013.

<u>General</u>

1.   Please update your financial statements and related disclosures as necessary to comply with Rule 8-08 of Regulation S-X.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity and Capital Resources, page 45</u>

2.   We note your response to prior comment 6. Please revise this section to include a statement, consistent with the revised disclosure in your business section, that the material at Iron Mountain is not directly marketable without some basic mining and processing operations and that you have not performed a feasibility study to determine the economic viability of such operations.

If you have any questions regarding these comments, please contact Matthew Crispino,

Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
       Bernard Pinsky, Esq.
       Clark Wilson LLP